Exhibit 21.1
Subsidiaries of the Registrant

Entity	Jurisdiction
CUX, Inc.	United States (Delaware)
Udemy Australia Pty Limited	Australia
Udemy Ireland Ltd.	Ireland
Udemy Japan GK	Japan
Udemy Bilisim Teknolojiler I Danismanlik Ve Muhendi	Turkey
Udemy India LLP	India
Udemy Servicos Promocionais Sociedade Limitada	Brazil
Udemy UK Limited	United Kingdom